PRESS RELEASE - November 17, 2006

Barrick Says NovaGold Fails to Respond with Facts

Barrick Gold Corporation announced today that NovaGold’s management failed to respond to real issues and has left important questions unanswered both in last week’s and today’s conference calls. There are important questions relating to NovaGold’s assets and their valuation that NovaGold needs to address for the benefit of its shareholders. These include concerns relating to the Donlin Creek litigation, the Galore Creek permitting and construction timetable, the new Rock Creek litigation, project financing and shareholder dilution, the resignation of Rothschild, independent valuations of NovaGold’s assets and the effect of the expiry of Barrick’s offer on NovaGold’s share price.

Donlin Creek Litigation

What is a realistic timeline for the final resolution of the dispute over ownership - 30% versus 70% - of Donlin Creek?

NovaGold’s requests for expedited hearing of the Donlin Creek dispute have been denied by the court in Alaska. NovaGold has now amended its claim, effectively restarting the time periods associated with the litigation. Litigation of disputes of this nature can often take many years, from the start of the claim to the final resolution of all appeals. In any event, Barrick is confident that it will deliver the required feasibility study and, if the project is economic, a construction decision by November 12, 2007 pursuant to the Donlin Creek joint venture agreement.

Galore Creek Timetable

How realistic is it that construction of Galore Creek will begin by April or May of next year?

Before construction can begin, NovaGold needs to complete the environmental assessment process, obtain the required federal and provincial permits, obtain an amendment to a federal environmental regulation if required, obtain surface rights on Pioneer Metals’ Grace claims, obtain construction permits, reach an agreement with a possible joint venture partner, and arrange and have available for drawdown $1 billion of project financing - all in the next five to six months. Achieving all of the above - particularly the permitting and surface lease - will likely take the start of construction of Galore Creek into late 2008 or beyond.

In its call today NovaGold failed to update its shareholders on the fact that it also remains embroiled in litigation with Pioneer Metals over the proposed tailings impoundment for Galore Creek. It neglected to disclose a recent development, namely that the processing of its surface lease application has been indefinitely delayed until Pioneer receives adequate information concerning that application. It failed to acknowledge that the BC regulators have noted it is desirable to begin considering alternative tailings locations to Pioneer’s Grace claims.

New Rock Creek Litigation

Did NovaGold disclose all of the information relevant to the Rock Creek litigation?

Although NovaGold today disclosed the lawsuit relating to Rock Creek, which was filed over a week ago, NovaGold failed to advise shareholders that the plaintiffs in that proceeding are seeking a temporary restraining order and preliminary injunction which, if granted, would prevent construction at the site of the Rock Creek project.

Project Financing and Shareholder Dilution

NovaGold management has stated that project debt totaling US$2.5 billion will be available to NovaGold from project finance banks. What facts about this proposed project debt are NovaGold’s management not telling NovaGold shareholders?

Project finance banks require completion guarantees. A development stage company like NovaGold does not have a strong balance sheet or a credit rating to provide a meaningful guarantee. Furthermore, project finance banks use conservative metals price assumptions when calculating the amount of project debt available regardless of current metal prices. The use of long-term metal prices will result in a decrease in the amount of available project financing. Difficulties in obtaining significant project financing by comparable development stage companies such as Canico and Western Silver led to the recent sale of these companies. In any event, any project financing that NovaGold could obtain would be subject to onerous terms and conditions. Project finance banks will restrict NovaGold’s use of cash and will sweep the vast majority of cash flow to repay debt first. They will also likely require hedging of virtually all of NovaGold’s gold and copper production until the financing has been repaid.

For every dollar of project financing not available to NovaGold, its only alternative is to dilute shareholders, either by issuing equity or a possible sale of an interest in its projects.

Resignation of Rothschild

Why did Rothschild resign?

NovaGold announced on November 16, 2006, that the financial advisor it retained to facilitate obtaining financing for the Galore Creek project, Rothschild Inc., has resigned. According to NovaGold, Rothschild decided to resign “to avoid any appearance of a conflict of interest due to its continuing work for Barrick.” Rothschild advises numerous mining companies all over the world. At no time has Barrick ever asked Rothschild to resign from its engagement with NovaGold.

In Barrick’s experience, financial advisors rarely resign from assignments of this nature, especially based on conflicts of interest where any conflict that might exist has been in existence for four months. So why would Rothschild now choose to suddenly resign when any apparent conflict of interest would have existed for the duration of the offer? Does it have anything to do with aggressive projections made by NovaGold in its November 8, 2006 conference call as to how NovaGold intends to finance Galore Creek and NovaGold’s suggestion that Rothschild endorsed that financing plan?

Independent Valuations of NovaGold

What facts are NovaGold’s management and its financial advisors relying upon on to justify recommending that shareholders reject Barrick’s all-cash premium offer, an offer that eleven other mining companies declined to top and two independent analysts have recommended?

NovaGold’s own valuations done by third party consultants of Galore Creek, Donlin Creek and Rock Creek show Barrick’s offer is equivalent to 1.5 to 1.6 times the net asset value of NovaGold’s assets. This is consistent with the price-to-net-asset-value trading multiples of senior gold companies, and 50% higher than the trading multiples of exploration and development gold companies like NovaGold - not to mention the impact on NovaGold’s net asset value of the onerous terms of its project financing and the sale of a 40% interest in Galore Creek.

Effect on NovaGold share price of the expiry of Barrick’s Offer

What will happen to NovaGold’s share price after Barrick’s offer expires?

The NovaGold shares were trading at US$11.67 per share prior to Barrick’s announcement of its intention to make the offer. After Barrick announced the offer, the share price spiked up and since then it has been trading at higher levels, supported by Barrick’s outstanding offer. Had NovaGold tracked the XAU gold index from that time, the current share price would be approximately US$12. Shareholders should also note the recent one-day 28% decline in the trading price of Skye Resources after the prospect of an offer was eliminated. There is every reason to expect that the NovaGold share price will collapse after Barrick’s offer expires.

“NovaGold today again failed to address with facts the many significant issues relevant to NovaGold shareholders. Barrick believes that NovaGold management has been telling stories and not presenting the full set of facts for the benefit of its shareholders,” said Greg Wilkins, President and Chief Executive Officer. “NovaGold shareholders deserve to be told the whole truth around the risks and uncertainties ahead including the price that NovaGold’s share price will settle at when Barrick’s offer expires.”

Barrick's US$16.00 offer price represents a premium of approximately 37 per cent over both the closing price of the NovaGold common shares on the AMEX on July 21, 2006, the last trading day prior to Barrick's announcement of its intention to make the offer, and the price at which shares were issued under NovaGold’s February 2006 equity offering. The Circular for Barrick's offer to acquire all of the outstanding common shares of NovaGold is available on Barrick’s website at www.barrick.com, from the Canadian System for Electronic Document Analysis and Retrieval at www.sedar.com or on the SEC’s website at www.sec.gov.

Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

INVESTOR CONTACTS:		MEDIA CONTACT:
James Mavor	Mary Ellen Thorburn	Vincent Borg
Vice President,	Director,	Senior Vice President,
Investor Relations	Investor Relations	Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7363	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: mthorburn@barrick.com	Email: vborg@barrick.com

Additional Information

On August 4, 2006, Barrick Gold Corporation filed a tender offer statement related to its tender offer for the outstanding common shares of NovaGold Resources Inc. Investors and security holders of NovaGold are urged to read the tender offer statement, because it contains important information. Investors and security holders of NovaGold may obtain a free copy of the tender offer statement and other documents filed by Barrick Gold Corporation with the SEC at the SEC’s website at www.sec.gov. The tender offer statement may also be obtained for free from Barrick Gold Corporation on its website or by directing a request to Barrick Gold Corporation’s investor relations department.

Forward-Looking Statements

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements." The words "expect", "will", “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as copper, silver, fuel and electricity) and currencies; charges in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in our credit ration; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.